SE[...]SION

19007638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ally Invest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 East Las Olas Blvd. Third Floor
(No. and Street)

Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (954) 760-2315
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Renaissance Center, Suite 3900 (Address) Detroit (City) Michigan (State) 48243 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ally Invest Securities LLC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael J. Chiodo 2/28/19
Signature

FINOP
Title

Thomas P. Liguori 2/28/19
Signature of Notary

NOTARY PUBLIC STATE OF FLORIDA
THOMAS P LIGUORI
Commission # GG 194563
Expires April 13, 2022
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Subordinated Borrowings.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ally Invest Securities LLC

SEC I.D. No 8-66982

Statement of Financial Condition as of December 31, 2018, and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Ally Invest Group Board and Equity Owners of:
Ally Invest Securities, LLC
888 E. Las Olas Blvd. Suite 300
Fort Lauderdale, FL 33301

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ally Invest Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2017.

INDEX

Ally Invest Securities LLC

Statement of Financial Condition

Ally Invest Securities LLC

December 31, 2018		
Assets		
Cash	$	4,595,016
Receivables from brokers		5,727,320
Deposit at clearing broker (Note 5)		1,303,973
Receivables from affiliates (Note 2)		108,942
Other assets		669,382
Total assets	$	12,404,633
Liabilities		
Accounts payable and accrued liabilities	$	1,098,211
Due to parent (Notes 2 and 3)		742,448
Due to affiliates (Note 2)		3,468,838
Subordinated loans — parent (Note 3)		3,500,000
Total liabilities		8,809,497
Commitments and contingencies (Note 6)		
Members' equity		3,595,136
Total liabilities and members' equity	$	12,404,633

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition

Ally Invest Securities, LLC

1. Summary of Significant Accounting Policies

Description of Business and Organization

Ally Invest Securities, LLC, (the Company), a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of Ally Invest Group, Inc. (the Parent), a Delaware Corporation.

Ally Invest Advisors, Inc., Ally Invest Forex LLC, TKconnect LLC and Ally Invest Futures LLC are wholly-owned subsidiaries of the Parent. Ally Financial Inc. (AFI) acquired all of the outstanding common stock of TradeKing Group, Inc. on June 1, 2016. Collectively these companies are affiliates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the Securities and Exchange Commission (SEC) and self-regulatory organizations, such as FINRA and National Stock Market Exchanges.The oversight of these organizations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions are recognized and reported on a trade date basis.

Interest earned is recorded on an accrual basis and is paid from its clearing broker, Apex Clearing Corp, see note 5.

Cash

The Company considers all highly-liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectible and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at December 31, 2018.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. In connection with the sale of the Parent to AFI, effective June 1, 2016, the Parent became a wholly-owned subsidiary and is included in the consolidated tax return of AFI. The Company continues to be a disregarded entity for income tax purposes; AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

2. Related Party Transactions

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology from its Parent under the terms of an Administrative Services Agreement. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. As of December 31, 2018, $700,254 of management and

Notes to Statement of Financial Condition

Ally Invest Securities, LLC

administrative service fees were unpaid and is included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand.

Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliate for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

December 31, 2018		Receivable		Liability
Ally Invest Advisor Inc.	$	4,500	$	39,308
Ally Invest Forex LLC		6,928		—
TKconnect LLC		97,514		14,118
Ally Financial Inc.		—		3,415,412
Total	$	108,942	$	3,468,838

Parent Contributions

The Parent Company contributed permanent members equity of $22,000,000 during 2018. The cash was deposited into the Company throughout the year ended December 2018. The Parent Company will continue to infuse capital as needed for the foreseeable future.

3. Subordinated Loans

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2020, and is unsecured.

On September 27, 2011, the Company executed an additional subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2020, and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors. These loans contain an extension of maturity date provision, whereby, without further action by either the Parent or the Company, the scheduled maturity date each year is automatically extended an additional year unless, on or before the day thirteen months preceding the maturity date then in effect, the Parent shall notify the Company in writing, that such maturity date shall not be extended.

Accrued interest related to these loans of $42,194 is payable at December 31, 2018, and is included as a component of due to parent in the accompanying Statement of Financial Condition.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital," as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness," as defined. At December 31, 2018, the Company's Net Capital was $4,502,654, which exceeded requirements by $4,148,813, and the ratio of Aggregate Indebtedness to Net Capital was 1.18 to 1.

5. Risk Concentration

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

Effective November 1, 2018, the Company amended its clearing agreement with Apex. The agreement was extended to remain in effect until December 15, 2021. The Company's clearing deposit requirement remained at $1,300,000.

Notes to Statement of Financial Condition

Ally Invest Securities, LLC

6. Commitments and Contingencies

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These contingencies are not probable to occur with amounts that cannot be reasonably estimated. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

7. Subsequent Events

The Company evaluated subsequent events through February 28, 2019, which is the day the financial statements were available to be issued. There are no events that impact the financial statements at December 31, 2018 or for the period then ended.

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Ally Invest Group Board and Equity Owners of:
Ally Invest Securities, LLC
888 E. Las Olas Blvd. Suite 300
Fort Lauderdale, FL 33301

We have performed the procedures enumerated below, which were agreed to by Ally Invest Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that the amount reported on Line 2c(1) was $287 less than the amount on the supporting schedules;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1833*********************MIXED AADC 220
66982 FINRA DEC
ALLY INVEST SECURITIES LLC
888 E LAS OLAS BLVD STE 300
FORT LAUDERDALE, FL 33301-2239

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marilys Saul 954-760-2309

2. A.	General Assessment (item 2e from page 2)	$ 81,160
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/23/18 Date Paid	(39,680)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	41,480
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 41,480

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 41,480

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ally Invest Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January, 20 19.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 56,468,951
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,941
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	191,690
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	5,925
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 496,805	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,166,564	
Enter the greater of line (i) or (ii)	2,166,564
Total deductions	2,364,179
2d. SIPC Net Operating Revenues	$ 54,106,713
2e. General Assessment @ .0015	$ 81,160
	(to page 1, line 2.A.)